UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

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No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Peace Arch Acquires Two More Films For its Archetype Films Label as Company Reaches 10-Film Threshhold

Latest Acquisitions Expand and Strengthen Strategy to Deliver Mass-Market Films for Worldwide Distribution

TORONTO—(MARKET WIRE)—April 28, 2006 -- Peace Arch Entertainment Group Inc. (AMEX PAE – News; Toronto: PAELV.TO - News), one of North America’s fastest growing independent film and television companies, announced today the acquisition of two new films for its Archetype Films action and horror films specialty label, the latest key steps in the Company’s strategic initiative to generate high-growth revenues from worldwide distribution of genre films with mass audience appeal.

The newly acquired films include “U.K.M.: The Ultimate Killing Machine,” starring Michael Madsen, and “Troubled Waters,” starring Jennifer Beals. The films are the ninth and tenth films Peace Arch has acquired or produced since the beginning of its fiscal year on September 1, 2005, and follow on the heels of the Company’s recently announced high-profile 10-hour Showtime series, “The Tudors”.

“Troubled Waters” is a thriller in which a determined detective played by Jennifer Beals (“The L Word,” “Flashdance”) is called on to investigate the suspicious kidnapping of a rich man’s daughter.  The script was written by David Robbeson and the picture is being directed by John Stead.

In “U.K.M.: The Ultimate Killing Machine,” Michael Madsen (“Sin City,” “Kill Bill”) plays the head of a top-secret U.S. military facility where misfits and wash-outs are genetically engineered into ultimate soldiers.  Tyler Levine and Tim MacGregor wrote the screenplay and David Mitchell is directing.

Both films are being produced by TwoThreeFive Inc., one of Canada’s leading producers of music videos and television commercials. TwoThreeFive’s Robert Wilson, Patrick Cameron and Harvey Glazer are the individual producers.

"We are extremely excited about our new relationship with Peace Arch and appreciate their support of our efforts to as we expand our business to include feature films and other long format production," said Mr. Wilson of TwoThreeFive.

Peace Arch President , commented: “We are pleased to be able to acquire these exciting new pictures from cutting-edge producers like TwoThreeFive as we pursue our strategy of producing and acquiring a large volume of genre productions with proven market appeal, supplemented by a smaller number of high profile films like “Chapter 27” and prestige television events such as The Tudors”.”

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company’s Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company’s own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the KaBOOM! Entertainment, Inc. banner, is one of the leading distributor of DVDs and related products in Canada.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Peace Arch Entertainment Group Inc. Nicole Spracklin 416-487-0377 ext. 237 nspracklin@peacearch.com	Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 28, 2006	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

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C.

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D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.